EXHIBIT 99.2

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF

OPERATIONS

As used in this management’s discussion and analysis of financial condition and results of operations (this “MD&A”), unless the context indicates or requires otherwise, all references to the “Company”, “Quantum”, “we”, “us” or “our” refer to Quantum BioPharma Ltd., together with our subsidiaries, on a consolidated basis as constituted on September 30, 2024.

This MD&A for the three and nine months ended September 30, 2024, and 2023 should be read in conjunction with the Company’s unaudited condensed consolidated interim financial statements and the accompanying notes for the three and nine months ended September 30, 2024, and 2023 (the “financial statements”). The financial information presented in this MD&A is derived from the financial statements which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. All amounts are in United States dollars except where otherwise indicated.

This MD&A is dated as of November 8, 2024.

About Quantum BioPharma Ltd.

Quantum BioPharma Ltd. is a biopharmaceutical company dedicated to building a portfolio of innovative assets and biotech solutions for the treatment of challenging neurodegenerative, inflammatory and metabolic disorders and alcohol misuse disorders with drug candidates in different stages of development. Through its wholly-owned subsidiary, Lucid Psycheceuticals Inc. ("Lucid"), the Company is focused on the research and development of its lead compound, Lucid-MS (formerly Lucid-21-302) ("Lucid-MS"). Lucid-MS is a patented new chemical entity shown to prevent and reverse myelin degradation, the underlying mechanism of multiple sclerosis, in preclinical models. The Company has also licensed UNBUZZD™, a proprietary formulation of natural ingredients, vitamins, and minerals to help with liver and brain function for the purposes of quickly relieving individuals from the effects of alcohol consumption for use in the consumer recreational sector, to Celly Nutrition Corp. (“Celly”) and is entitled to a royalty on the revenue generated by Celly from sales of products created using the technology rights granted under the licensing agreement. Quantum is also focused on the research and development of a treatment for alcohol misuse for application in hospitals and other medical practices. Quantum maintains a portfolio of strategic investments through its wholly-owned subsidiary, FSD Strategic Investments Inc., which represents loans secured by residential or commercial property.

The Company’s registered office is located at 55 University Avenue, Suite 1003, Toronto, Ontario, M5J 2H7. On August 15, 2024, the Company consolidated its class A multiple voting shares ("Class A Multiple Voting Shares") and class B subordinate voting shares ("Class B Subordinate Voting Shares"), on a 65:1 basis and changed its name to "Quantum BioPharma Ltd." with a new trading symbol "QNTM" on both the Nasdaq Stock Market LLC (“Nasdaq”) and Canadian Securities Exchange (the “CSE”) stock exchanges.

The Class B Subordinate Voting Shares are “restricted securities” within the meaning of such term under applicable Canadian securities laws, as these securities do not carry equal voting rights as compared with the Class A Multiple Voting Shares. For more information, please see the section entitled “Outstanding Share Data”.

FORWARD-LOOKING INFORMATION

This MD&A contains forward-looking statements and forward-looking information (collectively, "forward-looking statements") within the meaning of applicable securities laws. Any statements that are contained in this MD&A that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as “plans”, “expects”, “expected”, “scheduled”, “estimates”, “intends”, “anticipates”, “hopes”, “planned” or “believes”, or variations of such words and phrases, or states that certain actions, events, or results “may”, “could”, “would”, “might”, “potentially” or “will” be taken, occur or be achieved. More particularly, and without limitation, this MD&A contains forward-looking statements contained in this MD&A include statements concerning the future of Quantum and are based on certain assumptions that Quantum has made in respect thereof as of the date of this MD&A. Quantum cannot give any assurance that such forward-looking statements will prove to have been correct.

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Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. The Company cautions that although it believes the expectations and material factors and assumptions reflected in these forward-looking statements are reasonable as of the date hereof, there can be no assurance that these expectations, factors and assumptions will prove to be correct, and these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to a number of known and unknown risks and uncertainties including, but not limited to: the fact that the drug development efforts of both Lucid and FSD BioSciences Inc. (“FSD Biosciences”) are at a very early stage; the fact that preclinical drug development is uncertain, and the drug product candidates of Lucid and FSD BioSciences may never advance to clinical trials; the fact that results of preclinical studies and early-stage clinical trials may not be predictive of the results of later stage clinical trials; the uncertain outcome, cost, and timing of product development activities, preclinical studies and clinical trials of Lucid and FSD BioSciences; the uncertain clinical development process, including the risk that clinical trials may not have an effective design or generate positive results; the potential inability to obtain or maintain regulatory approval of the drug product candidates of Lucid and FSD BioSciences; the introduction of competing drugs that are safer, more effective or less expensive than, or otherwise superior to, the drug product candidates of Lucid and FSD BioSciences; the initiation, conduct, and completion of preclinical studies and clinical trials may be delayed, adversely affected, or impacted by COVID-19 related issues; the potential inability to obtain adequate financing; the potential inability to obtain or maintain intellectual property protection for the drug product candidates of Lucid and FSD BioSciences; and other risks. Accordingly, readers should not place undue reliance on the forward-looking statements contained in this MD&A, which speak only as of the date of this MD&A.

Further information regarding factors that may cause actual results to differ materially are included in the Company’s annual and other reports filed from time to time with the Canadian Securities Administrators on SEDAR+ (www.sedarplsu.ca) and with the U.S. Securities and Exchange Commission on EDGAR (www.sec.gov), including the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2023, under the heading “Risk Factors.” This list of risk factors should not be construed as exhaustive. Readers are cautioned that events or circumstances could cause results to differ materially from those predicted, forecasted or projected. The forward-looking statements contained in this document speak only as of the date of this document. Quantum does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein, except as required by applicable laws. The forward-looking statements contained in this document are expressly qualified by this cautionary statement. Additional information relating to Quantum can be found on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

OVERVIEW

1. Corporate Structure

The Company was formed under and is governed by the provisions of the Business Corporations Act (Ontario) (the "OBCA") on November 1, 1998, pursuant to the amalgamation of Olympic ROM World Inc., 1305206 Ontario Company, 1305207 Ontario Inc., Century Financial Capital Group Inc. and Dunberry Graphic Associates Ltd.

On March 15, 2018, the Company’s shareholders approved the amendments contemplated by the Articles of Amendment at the 2018 annual and special meeting of the shareholders, pursuant to which, among other things, the Company’s shareholders approved certain changes to the capital structure of the Company.

On May 24, 2018, pursuant to Articles of Amendment, the Company changed its name to "FSD Pharma Inc." and the capital structure of the Company was reorganized to create a new class of Class A Multiple Voting Shares, amend the terms of and re-designate the existing common shares as Class B Subordinate Voting Shares, and eliminate the existing non-voting class A preferred shares and non-voting class B preferred shares.

On May 29, 2018, the Class B Subordinate Voting Shares commenced trading on the CSE under the trading symbol “HUGE”.

On October 16, 2019, the Company amended its articles of incorporation to complete a consolidation of all of its issued and outstanding share capital. Pursuant to the amendment, all of the issued and outstanding Class A Multiple Voting Shares and Class B Subordinate Voting Shares were consolidated on the basis of one post-consolidation share for every 201 pre-consolidation shares of the Company (the “Consolidation”). Unless otherwise noted, presentation in this MD&A of the number of Class A Multiple Voting Shares, Class B Subordinate Voting Shares, stock options, warrants and the issue or exercise prices and any other data related to the foregoing securities are all presented on a post-Consolidation basis.

On January 9, 2020, the Class B Subordinate Voting Shares commenced trading on the NASDAQ under the trading symbol “HUGE”.

On August 15, 2024, the Company consolidated its Class A Multiple Voting Shares and Class B Subordinate Voting Shares on a 65:1 basis and changed its name to “Quantum BioPharma Ltd.”.

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2. Business Segments

The Company operates in two segments: Biopharmaceutical and Strategic Investments. The Company’s biopharmaceutical segment is focused on furthering the research and development of the Company’s two primary drug candidates, Lucid-MS and a drug candidate, to treat alcohol misuse for application in hospitals and other medical practices. The drug candidate to treat alcohol misuse is a proprietary formulation of natural ingredients, vitamins, and minerals to help with liver and brain function for the purposes of quickly relieving individuals from the effects of alcohol consumption. The Company’s Strategic Investments segment is focused on generating returns and cashflow through the issuance of loans secured by residential real estate property, with FSD Strategic Investments Inc. having a first or second collateral mortgage on the secured property.

As of the date hereof, the Company currently has the following subsidiaries:

(i)	FSD Biosciences, which is wholly owned by the Company and incorporated under the laws of the State of Delaware;

(ii)	Prismic Pharmaceuticals Inc. (“Prismic”), which is wholly owned by the Company and incorporated under the laws of the State of Arizona;

(iii)	FV Pharma Inc. ("FV Pharma"), which is wholly owned by the Company and incorporated under the OBCA;

(iv)	Lucid, which is wholly owned by the Company and incorporated under the OBCA;

(v)	FSD Strategic Investments Inc. (“FSD Strategic Investments”), which is wholly owned by the Company and incorporated under the OBCA;

(vi)	FSD Pharma Australia Pty Ltd. (“FSD Australia”), which is wholly owned by the Company and incorporated under the laws of Australia;

(vii)	Celly Nutrition Corp. (“Celly”), an entity controlled by the Company and incorporated under the British Columbia Business Corporations Act; and

(viii)	Huge Biopharma Australia Pty Ltd (“Huge Biopharma”), which is wholly owned by the Company and incorporated under the laws of Australia.

BIOPHARMACEUTICAL OPERATIONS

1. Treatment for Alcohol Misuse - unbuzzed™

On July 31, 2023, the Company entered into an exclusive intellectual property license agreement (the “License Agreement”) with Celly. The License Agreement provides Celly access to proprietary information for the purposes of consumer product development and marketing. The License Agreement grants Celly the rights to a proprietary formulation of natural ingredients, vitamins, and minerals to help with liver and brain function for the purposes of potentially quickly relieving from the effects of alcohol consumption, such as inebriation, and restoring normal lifestyle. The License Agreement also grants Celly rights to certain trademarks. In exchange, Quantum received 200,000,000 common shares in the capital of Celly following a 2:1 share-split. The Company also received an anti-dilution Warrant Certificate that entitles Quantum to purchase up to 25% of the common shares deemed outstanding less the 200,000,000 common shares issued under the License Agreement and from time to time as a result of any partial exercise under the anti-dilution Warrant Certificate. Quantum is also entitled to certain license fees and royalties under the License Agreement. Through the License Agreement, Quantum acquired 34.66% of Celly. On July 31, 2023, the Company and Celly entered into a loan agreement for gross proceeds of C$1,000,000. The loan was funded on August 1, 2023, and accrues interest at a rate of 10% per annum. Interest is payable annually and the loan matures on July 31, 2026. In November 2023, through the Plan of Arrangement the Company distributed 45,712,529 of its 200,000,000 shares of Celly to its shareholders. The condensed consolidated interim financial statements incorporate the assets and liabilities of Celly as of September 30, 2024, and the results of operations and cash flows for the three and nine months ended September 30, 2024.

To assess the investment in Celly, judgment was required to determine if the Company has significant influence or control of Celly. The Company considered the relevant guidance in IFRS 10 – Consolidated Financial Statements, IAS 24 – Related Party Disclosures and IAS – 28 Investments in Associates and Joint Ventures.

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Judgment is applied to determine when the Company controls an investment even if the Company holds less than a majority of the investee’s voting rights (the existence of de facto control). The Company concluded it has control of Celly even though the Company only holds 24.15% of the voting rights as of September 30, 2024 (December 31, 2023 – 26.15%). The Company concluded it has control of Celly as the Company, together with persons or entities considered to be de facto agents of the Company, hold a combined 63.65% of the voting rights of Celly as of September 30, 2024 (December 31, 2023 – 52.05%). In addition, key management personnel of the Company hold three of the four board of director positions of Celly. The assessment of control is performed on a continuous basis. The Company determined that it obtained control of Celly on July 31, 2023, and control was maintained at all times from July 31, 2023, through September 30, 2024. Celly is significantly dependent on the Company as a result of the License Agreement and loan. The non-controlling interest (“NCI”) component of Celly is included as a separate component in equity.

On February 26, 2024, the Company announced that through its subsidiary, FSD Australia, it entered into an agreement with Ingenu CRO Pty Ltd on February 19, 2024 to conduct “A Randomized, Double-Blind, Placebo-Controlled Crossover Study to Assess the Safety and Efficacy of unbuzzd™ in Healthy Volunteers in an Induced State of Alcohol Intoxication (METAL-1 TRIAL)”.

On March 11, 2024, the Company announced the submission of the Company's Clinical Trial Application (CTA) for a planned Phase-1b clinical trial to Assess the Safety and Efficacy of unbuzzd™ in Healthy Volunteers in an Induced State of Alcohol Intoxication (METAL-1 TRIAL). This clinical trial application is submitted for review by a human ethics review committee ("HREC") in Australia, a first step to obtain permission to initiate the clinical trial. Recruitment of healthy volunteers to this trial is expected to begin this April, following approval by the HREC.

On April 17, 2024, the Company announced the expansion of its pipeline into metabolic and related disorders including weight loss and liver health. The Company has initiated investigations into ingredients and dietary supplements that may have the potential to promote weight loss and liver health. The Company is already pursuing products in to promote faster alcohol metabolism and ameliorate the effects of acute alcohol intoxication.

On April 22, 2024, Celly announced its collaboration with BevSource, a leading provider of beverage development, production and operations solutions located in St. Paul, Minnesota. This partnership will assist with the production and distribution process of unbuzzd™, including Commercial Formulation Consultation, Contract Packaging Solutions, Ingredient Procurement, Commercialization Strategies, Initial Production Oversight, and Fulfillment Center Coordination for both the 12oz Sleek Can and Ready-to-Mix Powder Stick Packs formats.

On April 25, 2024, Celly announced its groundbreaking partnership with Six+One, a visionary move designed to significantly enhance the presence of its premier dietary supplement, unbuzzd™, in preparation of the launch in the United States. This strategic alliance is more than just a collaboration; it's a bold step forward, leveraging Six+One's unparalleled branding and strategic expertise to redefine wellness. Renowned for its innovative work with brands like vitaminwater and Body Armor (both brands later acquired by The Coca-Cola Company, Six+One brings a disruptive approach to the marketplace, emphasizing the importance of marketing a brand's purpose beyond its product.

On April 30, 2024, the Company announced that it entered into agreement with Applied Science and Performance Institute (ASPI) in Tampa, Florida, on April 24, 2024 to conduct “A Randomized, Double-Blind, Placebo-Controlled Crossover Study to Assess the Safety and Efficacy of unbuzzd™ in Healthy Volunteers in an Induced State of Alcohol Intoxication (METAL-2 TRIAL)”.

On May 16, 2024, Celly Nu and SIX+ONE unveiled a new packaging and logo for unbuzzd™ expected to launch this summer:

On May 28, 2024, the Company confirmed the submission of a clinical trial protocol to assess the safety and efficacy of Unbuzzd™ in healthy volunteers (METAL-2 trial). The clinical trial protocol was submitted for review and approval by the institutional review board (IRB) in the USA. Recruitment of healthy volunteers to the trial will begin following approval by the IRB. In the METAL-2 trial, the ability of Unbuzzd™ to help alleviate the effects of acute alcohol intoxication will be studied in a crossover design.

On June 4, 2024, the Company confirmed that it has received institutional review board (IRB) approval for its METAL-2 trial in the USA. This IRB approval allows our team to begin recruiting clinical trial participants and to plan the execution of the clinical study.

On August 9, 2024, Celly announced the imminent launch of its revolutionary, great-tasting, and scientifically backed product, unbuzzd™. This milestone marks the beginning of a new era in recovery solutions with the introduction of convenient, grab-and-go stick packs.

On August 30, 2024, Quantum announced that “grab-and-go stick packs” of unbuzzed™ were available for purchase on the website Amazon.com.

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On October 7, 2024, the Company announced that Celly signed a Master Distribution Agreement with FUSION Distribution Group for distribution across Puerto Rico, the Caribbean, and parts of Central and South America. The agreement covered the distribution of unbuzzd™, an innovative beverage product formulated from vitamins, minerals, and botanical extracts designed for alcohol metabolism and alertness. The product was available as Ready-to-Mix powder sticks on Amazon in 3 and 18 packs, with Ready-to-Drink 12oz cans planned for future release. FUSION, which distributed brands such as CELSIUS, SHINE Water, Tona Cerveza, and Kin Whiskey, was selected to handle the distribution of both formats.

2. Lucid-MS: A Novel Neuroprotective Compound in Clinical Development for Multiple Sclerosis Treatment

On January 17, 2023, the Company submitted the clinical trial application for a planned Phase 1 clinical trial for Lucid-MS, a candidate for the treatment of multiple sclerosis.

On April 17, 2023, the Company completed the first-in-human sentinel dosing of Lucid-MS in the Company’s Phase I clinical trial evaluating its novel drug candidate as an orally administered treatment for multiple sclerosis.

On June 2, 2023, the Company terminated any further clinical development of its proprietary ultra micro-palmitoylethanolamide (“FSD-PEA”) formulation for the treatment of inflammatory diseases and put on hold any further clinical development of Lucid-PSYCH, a compound to address mental health disorders, as part of a strategic decision to focus efforts and allocate capital to the advancement of Lucid-MS and a drug candidate to treat alcohol misuse for application in hospitals and other medical practices.

On July 10, 2023, the Company received a No Objection Letter (“NOL”) for a Phase 1 Lucid-MS clinical trial for the submission Clinical Trail Application (“CTA-A”) that was acknowledged on June 12, 2023. On August 25, 2023, the Company received a NOL for the CTA-A that was acknowledged on July 31, 2023. On July 19, 2023, the Company submitted a request for pre-IND meeting to USFDA, which was acknowledged August 3, 2023, and a response was received on September 21, 2023. On September 18, 2023, the completion of study notification (after completion of five cohorts) was submitted to Health Canada.

On October 2, 2023, provisional patent application to the United States Patent and Trademark Office was submitted on the clinical formulation containing Lucid-MS.

On March 5, 2024, the Company announced its participation in Americas Committee for Treatment and Research in Multiple Sclerosis (“ACTRIMS”) 2024 Forum held during Feb. 29 – Mar 2, 2024, in West Palm Beach, Florida. ACTRIMS was founded in 1995 and is comprised exclusively of Multiple Sclerosis researchers, clinicians and key stakeholders.

Represented by senior Research and Clinical development team and co-authored by several of its esteemed scientific advisors, the Company shared the results of Phase-1 clinical study in a poster presentation, Lucid-MS, for Protecting Myelin and Neurons and Preventing Disease Progression in Multiple Sclerosis: First-In-Human Phase-1 Dose Escalation Study in Healthy Volunteers”. This presentation detailed the final results including adverse events profile of Lucid-MS in the single-ascending dose (SAD) studies.

On March 27, 2024, the Company announced that through its subsidiary, FSD Australia, it entered into agreement with Ingenu CRO Pty Ltd on March 26, 2024, to conduct “A Phase 1, Randomised, Double-Blind, Placebo-Controlled, Multiple Ascending Dose Study to Evaluate the Safety and Pharmacokinetics of Lucid-MS in Healthy Adult Participants”.

On May 7, 2024, the Company announced the submission to ethics of a trial entitled “A Phase 1, Randomized, Double-Blind, Placebo-Controlled, Multiple Ascending Dose Study to Evaluate the Safety and Pharmacokinetics of Lucid-MS in Healthy Adult Participants.” This clinical trial application is submitted for review by a human ethics review committee (HREC) in Australia, a step that is necessary to obtain permission to initiate the multiple ascending dose (MAD) trial. The MAD trial follows the Phase-1 single ascending dose (SAD) trial that was recently completed.

On June 27, 2024, the Company announced that it has received approval by the human ethics review committee (HREC) in Australia for its trial entitled “A Phase 1, Randomized, Double-Blind, Placebo-Controlled, Multiple Ascending Dose Study to Evaluate the Safety and Pharmacokinetics of Lucid-21-302 in Healthy Adult Participants.” Lucid-MS is a first-in-class, non-immunomodulatory, neuroprotective compound with a unique mechanism of action for the treatment of multiple sclerosis.

On September 9, 2024, the Company announced that through its subsidiary, Huge Biopharma, it entered into an agreement with Ingenu CRO Pty Ltd on August 13, 2024, to conduct a clinical study to observe and quantify disease progression in patients with primary progressive multiple sclerosis. This study will facilitate a future phase 2 clinical trial with Lucid-MS.

On October 29, 2024, the Company announced that its subsidiary, Huge Biopharma, had initiated sentinel dosing in a Phase 1 clinical trial for Lucid-MS, a potential multiple sclerosis treatment, in Australia. The randomized, double-blind, placebo-controlled trial was designed to evaluate the safety and pharmacokinetics of Lucid-MS in healthy adult participants, marking a significant step toward Phase-2 efficacy trials.

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3. Lucid-201: Potential Treatment for Major Depressive Disorder

On March 22, 2023, FSD Australia received the certificate of approval from the Alfred Ethics Committee to proceed with a Phase 1 clinical trial of Lucid-201, a novel drug candidate for the potential treatment of Major Depressive Disorder. Since that date, there has been no further activity on Lucid-201.

ACQUISITION OF LUCID

On September 21, 2021, the Company acquired all of the issued and outstanding common shares of Lucid, an early-stage Canadian-based specialty pharmaceutical company focused on the development of therapies to treat critical neurodegenerative diseases, for a total consideration of $7,290,731.

It was determined that the acquisition of Lucid did not qualify as a business combination in accordance with IFRS 3 – Business Combinations, and therefore it was accounted for as an asset acquisition. The individual identifiable assets acquired and liabilities assumed were identified. The purchase consideration was first allocated to the fair values of the acquired cash and cash equivalents, other receivables, and trade and other payables, as their carrying values was determined to equal their fair values. The remaining purchase price was allocated to the acquired intangible assets.

STRATEGIC INVESTMENT OPERATIONS

On May 13, 2022, FSD Strategic Investments, a wholly-owned subsidiary of the Company, was incorporated. FSD Strategic Investments is focused on generating returns and cashflow through the issuance of loans secured by residential property. FSD Strategic Investments earns interest through fixed-rate lending arrangements that have an average term to maturity of two years from the date of issuance. The loans are secured by residential property with a first or second collateral mortgage on the secured property. Loans are issued up to 55% of the appraised value of the secured property. As of September 30, 2024, the Company has a finance receivable balance of $6,983,513 (December 31, 2023 - $8,095,354) and minimum contractual payments receivable at the end of the loan terms totaling $6,647,037.

CORPORATE ACTIVITY

1. Lucid-MS Agreement

On May 19, 2021, prior to its acquisition by the Company, Lucid entered into a license agreement with the University Health Network (“UHN”) that governs the world-wide licensing of certain intellectual property rights and data associated with Lucid-MS. Under the terms of the agreement, the Company shall pay a yearly license maintenance fee of C$100,000 to UHN until the first commercial sale of a product utilizing the intellectual property licensed to the Company under the agreement including Lucid-MS is made.

Under the agreement the Company is committed to minimum milestones payments of $nil and maximum milestones payments of C$12,500,000 if all product development and regulatory milestones are met.

Furthermore, the Company is also responsible to pay revenue milestone payments and royalties if revenue milestones from commercial sales are achieved. Milestones can be extended by mutual agreement.

2. Investor Relations and Market Awareness Agreements

On January 24, 2024, the Company entered into an agreement with SBS Intl Group LLC. (“SBS”) to assist the Company in enhancing its market awareness and foster productive, continuing dialogues with shareholders and other market participants. The agreement grants SBS 1,539 share options with an exercise price of $68.25 and expiry date of January 24, 2026. Per the agreement 293 share options vest on the 45th day following the date of grant and 139 share options vests on a monthly basis starting in the fourth month following the date of grant.

On January 24, 2024, the Company entered into an agreement with Draper, Inc. (“Draper”) and Carriage House Capital, Corp. (“Carriage House”) to assist the Company in enhancing its market awareness and foster productive, continuing dialogues with shareholders and other market participants. The agreement grants Draper and Carriage 5,385 share options each with the exercise price of $68.25 and expiry date of January 24, 2026. Per the agreement, 2308 share options vest on the 45th day and 941 share options vest on a monthly basis starting in the fourth month following the date of grant.

On February 16, 2024, the Company entered into an at-the-market offering agreement (the “ATM Agreement”) with H.C Wainwright & Co., LLC to sell Class B Subordinate Voting Shares, having an aggregate offering price up to $11,154,232.

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On May 24, 2024, the Company announced that it has entered into an investor relations services agreement with IR Agency LLC (the “Agency”) effective May 22, 2024. Pursuant to the agreement, the Agency has agreed to communicate information about the Company to the financial community including, but not limited to, creating Company profiles, media distribution and building a digital community with respect to the Company for a period of one month beginning on May 28, 2024, in exchange for a fee of C$ $335,699 (US$245,000 converted at a price of US$1.00:C$1.3674 based on the Bank of Canada exchange rate as of May 23, 2024). At the date of the third quarterly filing of this MD&A, the Company has discontinued its engagement with this counterparty.

On June 28, 2024, Quantum engaged Totaligent, Inc., a market awareness firm with 25 years of experience and a 32-million investor database, for a 30-day contract valued at USD 30,000, ending July 28, 2024, unless renewed, with both parties maintaining a 5-day termination notice option. At the date of the third quarterly filing of this MD&A, the Company has discontinued its engagement with this counterparty.

On September 27, 2024,The Company announced it has retained the services of Cambridge Consultants Inc. ("Cambridge"), TD Media LLC dba Life Water Media ("LWM"), and King Tide Media LLC (“KTM”). These companies will each play a key role in assisting the Company in enhancing its market awareness and fostering productive, continuing dialogues with shareholders and other market participants.

Cambridge, based at 42 Alden Glen Drive, Webster, New York, has been engaged for a one-month term. Either party has the right to terminate the engagement agreement upon providing ten days' notice. The engagement will start on October 7, 2024, and cost US$35,000. The terms of the agreement can be changed by the mutual consent of both parties. At the date of the third quarterly filing of this MD&A, the Company has discontinued its engagement with this counterparty.

LWM, based at 1415 South Voss Road, Suite 11-431, Houston, Texas, has been engaged for a one-month term to provide digital marketing services. Either party has the right to terminate the engagement agreement upon providing ten days' notice. The engagement will start on October 7, 2024, and cost US$75,000. The terms of the agreement can be changed by the mutual consent of both parties. At the date of the third quarterly filing of this MD&A, the Company has discontinued its engagement with this counterparty.

KTM, based at 806E Windward Way, Suite 816, Lake Worth, Florida, has been engaged for a one-month term. Either party has the right to terminate the engagement agreement upon providing ten days' notice. The engagement costs US$50,000 and will start on October 7, 2024. The terms of the agreement can be changed by the mutual consent of both parties. At the date of the third quarterly filing of this MD&A, the Company has discontinued its engagement with this counterparty.

On October 29, 2024, Quantum engaged Agoracom, Independent Trading Group (ITG), Buyins, Inc., and Stockjock.com LP to enhance market awareness and shareholder engagement, following a capital review and in compliance with CSE policies.

Agoracom, based at 505 Consumers Rd, North York, Canada, has been engaged for an initial period of 3 months for C$25,000. Either party has the right to terminate the engagement upon providing 30 days’ notice.

ITG will receive a fee of C$7,500 per month for a minimum of three months. After the initial three-month period, the agreement may be terminated by the Company at any time upon 30 days' written notice.

Buyins, based at 417 Orchid Avenue, Corona del Mar, CA, has been engaged for one month for USD$15,000. Either party has the right to terminate the engagement upon providing ten days' notice.

Stockjock, based at 22287 Mullholland Hwy., Calabasas, CA, has been engaged for 3 events for USD$15,000. Either party has the right to terminate the engagement upon providing 10 days' notice.

3. Celly Nutrition Strategic Developments

On March 26, 2024, the Board approved an amendment to the loan agreement with Celly, to increase the loan amount from C$1,000,000 to C$1,300,000. The amendment provides the Company the right to convert any loan amount outstanding including interest into Common Shares of Celly at $0.03 per share upon the occurrence of an event of default.

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On April 8, 2024, the Company entered into the loan amending agreement (the “Agreement”) with Celly. Pursuant to the Agreement, the interest payment due on the first annual anniversary of the term loan will be deferred and become payable together with the interest payment due on the second annual anniversary of the term loan. Celly will continue to make interest payments as required by the original loan agreement, as amended, in respect of the term loan, and will provide the Company the option to convert any amounts outstanding (inclusive of interest) into common shares of Celly upon the occurrence of an event of default under the Agreement. The term loan continues to bear interest at 10% per annum payable on each anniversary and expires July 31, 2026.

On June 13, 2024, the Company announced that it entered into an exclusive option agreement with the University of Southern California (USC) to evaluate dietary supplement technology for commercialization. The option agreement, signed June 11, 2024, allows Quantum to exclusively evaluate the novel technology for a 6-month term. At the end of this term, Quantum will have the option to either extend it for an additional 6 months or to sign an exclusive license for the technology with USC. This novel technology is being evaluated for the potential to further increase the effectiveness of certain ingredients currently present in unbuzzd™.

4. Resolution of Nasdaq Minimum Bid Price Requirements

On April 5, 2024, the Company received a written notification (the “Notification Letter”) from the NASDAQ that the Company is not in compliance with the minimum bid price requirement set forth in Nasdaq’s rules for continued listing on the Nasdaq Capital Market. The Notification Letter is only a notification of deficiency and not a notice of delisting. As such, the Notification Letter has no effect on the listing or trading of the Company’s Class B Subordinate Voting Shares on the Nasdaq.

Nasdaq Listing Rule 5550(a)(2) requires securities listed on the Nasdaq Capital Market to maintain a minimum bid price of US$1.00 per share, and Listing Rule 5810(c)(3)(A) provides that a failure to meet the minimum bid price requirement exists if the deficiency continues for a period of 30 consecutive business days. Based on the closing bid price of the Company’s Class B Subordinate Voting Shares for the 30 consecutive business days from February 22, 2024 to April 4, 2024, the Company has not met the minimum bid price requirement.

In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company has been provided 180 calendar days, or until October 2, 2024 (“Compliance Period”), to regain compliance with Nasdaq Listing Rule 5550(a)(2). To regain compliance, the Company’s Class B Subordinate Voting Shares must have a closing bid price of at least US$1.00 for a minimum of 10 consecutive business days.

In the event that the Company does not regain compliance within this 180 day period, the Company may be eligible to seek an additional compliance period of 180 calendar days if it complies with the continued listing requirement for market value of publicly held shares and all other initial listing standards for the Nasdaq Capital Market, with the exception of the bid price requirement, and provides written notice to Nasdaq of its intent to cure the deficiency during this second compliance period, by effecting a reverse stock split, if necessary.

The Company intends to monitor the closing price of its Class B Subordinate Voting Shares and may, if appropriate, consider available options to regain compliance with the minimum bid price requirement. There can be no assurances that the Company will be able to regain compliance with the minimum bid price requirement or maintain compliance with the other Nasdaq listing requirements.

On August 15, 2024, the Company consolidated its shares on a 65:1 basis and changed its name to Quantum BioPharma Ltd.

with a new trading symbol, "QNTM," on both NASDAQ and CSE. This move aims to regain compliance with NASDAQ's minimum bid price requirement. In addition, the Company issued 4 post-consolidation Class A Multiple Voting Shares at a price of C$18.00 per Class A Multiple Voting Share for gross proceeds of C$72.00.

On August 30, 2024, the Company received a written letter from Nasdaq representatives confirming that it had regained compliance with Listing Rule 5550(a)(2) regarding the minimum bid price and that the case was now closed. Furthermore, the Company announced on September 6, 2024, the formal receipt of this notice and that Quantum will continue to be listed and traded on the Nasdaq stock exchange.

5. Corporate Governance and Equity Compensation Activities

On February 28, 2024, the Company announced the settlement of an aggregate of $637,650 of amounts owing to arm’s length creditors through the issuance of 545,000 Class B Subordinate Voting Shares at the deemed price of $1.17 per Class B Subordinate Voting Share.

8

On August 15, 2024, the Company closed a non-brokered private placement and issued 4 Class A Multiple Voting Shares at a price of C$18.00 per Class A Multiple Voting Share for aggregate gross proceeds of C$72.00. Xorax Family Trust (“Xorax”), a trust of which Zeeshan Saeed, the Chief Executive Officer and Co- Chairman of Quantum BioPharma is a beneficiary, and Fortius Research and Trading Corp. (“Fortius”), a corporation controlled by Anthony Durkacz, a Co-Chairman of Quantum BioPharma, is a director, purchased all the Class A Multiple Voting Shares issued pursuant to the Offering. The participation by such insiders is considered a “related-party transaction” within the meaning of Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions (“MI 61-101”). The Company relied on exemptions from the formal valuation and minority shareholder approval requirements of MI 61-101 contained in respectively, sections 5.5(a) and 5.7(1)(a) of MI 61-101 in respect of related party participation in this private placement as neither the fair market value (as determined under MI 61-101) of the subject matter of, nor the fair market value of the consideration for, the transaction, insofar as it involved the related parties, exceeded 25% of the Company’s market capitalization (as determined under MI 61- 101).

On August 23, 2024, the Company announced that, effective August 30, 2024, Donal Carroll assumed the role of Chief Financial Officer, and Nathan Coyle assumed the role of Controller. In addition, the Company has appointed Jason Sawyer as the Head of Finance and Mergers and Acquisitions.

On August 23, 2024, the Company canceled an aggregate of 47,358 options (“Options”) to purchase Class B Subordinate Voting Shares in the capital of the Company, which were previously granted to board members, advisory board members, employees, advisors and consultants of the Company (each a “Participant”). Management reviewed the Company’s outstanding Options and determined that certain Options granted to such Participants under the Company’s equity incentive plan (the “Equity Incentive Plan”), at exercise prices, ranging from $84.50 to $189.15 per Class B Subordinate Voting Share, no longer represented a realistic incentive to motivate such Participants.

On August 23, 2024, the Company announced the grant of RSU pursuant to the Equity Incentive Plan. The Company granted an aggregate of 32,690 RSUs to certain Participants. Each RSU granted vests the earlier of: (i) one year; and (ii) the successful implementation of the Lucid-MS MAD study conducted by Ingenu of Australia, subject to acceleration in the event of a takeover bid or change of control.

On August 23, 2024, the Company announced that the board of directors of the Company (the “Board”) authorized and approved bonuses (together, the “Management Bonuses”) in the amount of C$450,000 to each of Anthony Durkacz, Zeeshan Saeed and Donal Carroll, officers of the Company, (together, the “Executives”) pursuant to the terms and conditions of certain executive agreements entered into between the Company and each of the Executives (together, the “Executive Agreements”). Pursuant to the terms and conditions of the respective Executive Agreements, each Executive is entitled to certain annual bonuses, based on the Executive and Company meeting certain performance milestones, calculated on the basis of 70% of the respective Executive’s base salary for the second year of employment and 80% of the respective Executive’s base salary for the third year of employment, which equates to a bonus payment of C$210,000 and C$240,000, respectively, for each Executive for each year of service (each, a “Bonus Payment”).

Subject to compliance with CSE policies, the Company and Executives have determined that to preserve the Company’s cash, they intend to settle the Bonus Payments into Class B Subordinate Voting Shares at a deemed price of $5.44 per Class B Subordinate Voting Share (together, the “Debt Settlements”).

On September 6, 2024, further to its press release dated August 23, 2024, the Company completed debt settlements in the amount of $450,000 with each of Anthony Durkacz, Zeeshan Saeed and Donal Carroll, officers of the Company, (together, the “Executives”) to preserve the Company’s cash through the issuance of 248,160 Class B Subordinate Voting Shares, at a deemed price of C$5.44 per Class B Subordinate Voting Share (each, a “Debt Settlement”).

On September 6, 2024, the Company granted an aggregate of 12,500 options and an aggregate of 7,500 RSUs to a director and certain consultants of the Company. Each Option is exercisable at a price of C$5.60 per Class B Subordinate Voting Share, expires two years from the date of grant and vest in one-third increments with the first batch being released immediately and the remaining two thirds vesting equally on the 6 month and 12-month anniversary of the date of grant. Each option is exercisable to purchase one Class B Subordinate Voting Share. Each RSU granted vested immediately.

On September 6, 2024, the Company canceled an aggregated of 7,692 warrants to purchase Class B Subordinate Voting Shares, which were previously granted to a board member. Management reviewed the Company’s outstanding Warrants and determined that the Warrants granted to such individual at an exercise price of $97.50 per Class B Subordinate Voting Share, no longer represented a realistic inventive to motivate such individual.

On September 13, 2024, the Company closed a non-brokered private placement and issued 6 Class A Multiple Voting Shares at a price of $6.00 per Class A Multiple Voting Share for gross proceeds of C$36.00. Xorax and Fortius purchased all the Class A Multiple Voting Shares issued pursuant to this private placement. The participation by such insiders is considered a “related-party transaction” within the meaning of MI 61-101. The Company relied on exemptions from the formal valuation and minority shareholder approval requirements of MI 61-101 contained in respectively, sections 5.5(a) and 5.7(1)(a) of MI 61-101 in respect of related party participation in the private placement as neither the fair market value (as determined under MI 61-101) of the subject matter of, nor the fair market value of the consideration for, the transaction, insofar as it involved the related parties, exceeded 25% of the Company’s market capitalization (as determined under MI 61- 101).

9

September 27, 2024, the Company announced the grant of 29,500 stock options to certain directors, officers, employees, and consultants. Each option granted vests immediately and is exercisable at a price of C$5.25 for a period of two years from the issue date. The stock options and the common shares underlying the stock options are subject to a statutory four-month and one-day hold period. A director of the Company received 7,500 stock options, and thus, the foregoing as it applies to such party represents a related-party transaction under MI 61-101. However, the transaction was exempt from the formal valuation and minority shareholder approval requirements of MI 61-101 as neither the fair market value of the subject matter of the transaction nor the consideration exceeds 25% of the Company's market capitalization.

On October 31, 2024, the Company successfully further reduced its outstanding debt to a creditor, which was previously reported in the balance sheet at approximately $611,000. The debt has been reduced to approximately $211,000, representing a significant reduction of approximately $400,000.

On November 5, 2024, the Company successfully settled its total outstanding debt to a creditor, which was previously reported on the balance sheet at approximately $278,000.

LEGAL PROCEEDINGS

1. Market Manipulation Investigation

Quantum Response to OSC Inquiry

On August 11, 2023, external legal counsel sent a letter to the Ontario Securities Commission (“OSC”). This letter was in response to a comment letter from the OSC regarding the Company’s Preliminary Short Form Base Shelf Prospectus filed on July 11, 2023. The letter addressed inquiries from the OSC about the Company’s investigation into possible naked short selling and market manipulation of the Company's securities.

Key points of the letter:

•

The Company’s external counsel and Christian Attar (collectively referred to as "Law Firms") were jointly representing Quantum in the matter concerning possible naked short selling and market manipulation of the Company's securities.

•	Quantum had first suspected share price manipulation in 2021 when it discovered imbalances between reported shares held by brokers and authorized shares on deposit in both Canadian and U.S. exchanges.

•	The Board of Directors discussed naked short selling and market manipulation in a meeting on June 29, 2023, and decided to retain Christian Attar.

•	Other than an information package submitted to the OSC on June 23, 2023, Quantum had not been in contact with other regulatory bodies regarding this matter.

•	The investigation was ongoing at the time, with the Law Firms reviewing documents, trading data, and interviewing witnesses.

•	The Company had an Insider Trading and Blackout Period policy, but the disclosure of the possible naked short selling and market manipulation did not trigger a blackout period.

•

The letter emphasized the preliminary nature of the investigation and its ongoing status. It stated that it was premature to identify any parties or individuals who might be implicated in the matter. Furthermore, the Law Firms were unable to provide an accurate timeline for the completion of their investigations at that point.

•	The letter also noted that any decision regarding potential litigation against third parties would depend on the investigation's findings and could not be determined until the inquiry was concluded.

10

Quantum files US Federal Lawsuit against CIBC, RBC, and others

On October 20, 2024, the Company filed a complaint in the United States District Court for the Southern District of New York. The complaint alleges that between January 1, 2020, and August 15, 2024, the defendants engaged in "spoofing," an unlawful trading practice, to manipulate the market price of Quantum's shares.

The complaint details that the defendants placed thousands of spoofing orders to sell, creating the illusion that Quantum's share price was declining. This practice allegedly "tricked" other investors into selling their shares at lower prices, driving the company's share price downward. The defendants then purchased shares at artificially depressed prices, positioning themselves to profit when the market price rebounded.

The Company claims to have suffered significant damage and seeks to recover more than USD 700 million. It alleges that it sold approximately 90 million shares of its stock on U.S. and Canadian exchanges during the relevant period at artificially depressed prices due to the defendants' spoofing activities.

The complaint names CIBC World Markets, Inc., RBC Dominion Securities Inc., and John Does 1 through 10 as defendants. It asserts three claims for relief: violation of Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5(a) and (c), violation of Section 9(a)(2) of the Securities Exchange Act of 1934, and New York Common Law Fraud.

The Company will likely wait for the defendants to respond to the complaint and prepare for subsequent legal proceedings.

2. Arbitration and Judgment Against Former CEO, Raza Bokhari

In July 2021, Quantum's board of directors terminated Dr. Raza Bokhari from his position as CEO, leading to his filing of an arbitration challenge in Ontario, Canada. Following an eight-day evidentiary hearing and years of litigation, the Arbitrator ruled in favor of Quantum, issuing three awards against Bokhari for damages, fees, and costs.

On May 31, 2024, the United States District Court for the Eastern District of Pennsylvania confirmed Quantum's Petition to Confirm these Arbitration Awards under the New York Convention, finding no valid basis to deny enforcement.

On June 27, 2024, the Court granted judgment in favor of Quantum, awarding approximately $3 million.

SELECTED FINANCIAL HIGHLIGHTS

The following table presents selected financial information for the three and nine months ended September 30, 2024, and 2023:

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
	$	$	$	$
Expenses
General and administrative	3,250,030	3,071,889	7,479,525	7,659,424
External research and development fees	744,802	(32,985)	1,803,048	3,889,139
Share-based payments	65,424	126,163	234,691	3,736,091
Depreciation and amortization	120,814	146,810	377,768	2,384,099
Impairment loss	—	—	—	4,319,619
Total operating expenses	4,181,070	3,311,877	9,895,032	21,988,372
Loss from operations	4,181,070)	(3,311,877)	(9,895,032)	(21,988,372)
Net loss from operations	(4,015,327)	(1,131,200)	(9,459,251)	(16,579,022)

11

REVIEW OF OPERATIONS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2024, AND 2023

General and administrative

General and administrative expenses for the three and nine months ended September 30, 2024, and 2023 are comprised of:

	For the three months ended September 30,				For the nine months ended September 30,
	2024	2023	Change	Change	2024	2023	Change	Change
	$	$	$	%	$	$	$	%
Professional fees	618,906	977,628	(358,722)	-37%	2,435,706	2,386,402	49,304	2%
Investor relations	543,327	248,206	295,121	119%	1,376,543	595,756	780,787	131%
Salaries, wages and benefits	1,409,817	352,256	1,057,561	300%	2,225,956	1,448,182	777,774	54%
Consulting fees	281,326	247,542	33,784	14%	704,779	1,073,413	(368,634)	-34%
Office and general administrative	288,702	734,146	(445,444)	-61%	638,731	2,047,564	(1,408,833)	-69%
Foreign exchange gain	107,952	512,111	(404,159)	-79%	97,810	108,107	(10,297)	-10%
	3,250,030	3,071,889	178,141	6%	7,479,525	7,659,424	(179,899)	-2%

Professional fees

Professional fees were $618,906 and $2,435,706 for the three and nine months ended September 30, 2024, compared to $977,628 and $2,368,402, respectively, for the comparative periods in the prior year. This represents a decrease of $358,722 or 37% for the three months ended September 30, 2024, and an increase of $49,304 or 2% for the nine months ended September 30, 2024, compared to the equivalent periods in the prior year. Professional fees remained relatively stable, reflecting consistent, ongoing legal and audit requirements, with timing differences in billing cycles offsetting each other across the nine-month period.

Investor relations

Investor relations expenses were $543,327 and $1,376,543 for the three and nine months ended September 30, 2024, compared to $248.206 and $595,756, respectively, for the comparative periods in the prior year. This represents an increase of $295,121 or 119% for the three months ended September 30, 2024, and an increase of $780,787 or 131% for the nine months ended September 30, 2024, compared to the equivalent periods in the prior year. The significant increase in investor relations expenses for the nine months ended September 30, 2024, was primarily driven by three key vendors who collectively accounted for approximately $900,000 in spending.

Salaries, wages and benefits

Salaries, wages, and benefits expenses were $1,409,817 and $2,225,956 for the three and nine months ended September 30, 2024, compared to $352,256 and $1,448,182, respectively, for the comparative periods in the prior year. This represents an increase of $1,057,561 or 300% for the three months ended September 30, 2024, and an increase of $777,774 or 54% for the nine months ended September 30, 2024, compared to the equivalent periods in the prior year. Base compensation amounted to $951,371 for the nine months ended September 30, 2024, while an executive bonus of $997,920 was awarded in August 2024.

Consulting fees

Consulting fees were $281,326 and $704,779 for the three and nine months ended September 30, 2024, compared to $247,542 and $1,073,413, respectively, for the comparative periods in the prior year. This represents an increase of $33,784 or 14% for the three months ended September 30, 2024, and a decrease of $368,634 or 34% for the nine months ended September 30, 2024, compared to the equivalent periods in the prior year. The consulting fees include historical expenses from a consulting firm no longer engaged by the Company. The Company now maintains ongoing relationships for specialized consulting needs with a few new firms.

General office, insurance, and administration expenditures

General office, insurance, and administration expenditures for the three and nine months ended September 30, 2024, and 2023 are comprised of the following:

	For the three months ended September 30,				For the nine months ended September 30,
	2024	2023	Change	Change	2024	2023	Change	Change
	$	$	$	%	$	$	$	%
Insurance, shareholders and public company costs	85,974	194,713	(108,739)	-56%	264,863	534,436	(269,573)	-50%
Travel, meals and entertainment	44,161	48,099	(3,938)	-8%	114,789	122,156	(7,367)	-6%
Office and general administrative	158,567	491,334	(332,767)	-68%	259,079	1,390,972	(1,131,893)	-81%
Total	288,702	734,146	(445,444)	-61%	638,731	2,047,564	(1,408,833)	-69%

12

Insurance, shareholders, and public company costs

Insurance, shareholders, and public company costs were $85,974 and $264,863 for the three and nine months ended September 30, 2024, compared to $194,713 and $534,436, respectively, for the comparative periods in the prior year. This represents a decrease of $108,739 or 56% for the three months ended September 30, 2024, and a decrease of $269,573 or 50% for the nine months ended September 30, 2024, compared to the equivalent periods in the prior year. Expenses mainly consisted of ongoing D&O insurance premiums, stock exchange listing fees (CSE and NASDAQ), shareholder communication costs, filing fees, and regulatory expenses.

Travel, meals and entertainment

Travel, meals and entertainment expenses were $44,161 and $114,789 for the three and nine months ended September 30, 2024, compared to $48,099 and $122,156, respectively, for the comparative periods in the prior year. This represents a decrease of $3,938 or 8% for the three months ended September 30, 2024, and a decrease of $7,367 or 6% for the nine months ended September 30, 2024, compared to the equivalent periods in the prior year. Travel, meals and entertainment expenses fluctuate from period to period based on the nature of the transactions the Company undertakes.

Office and general administrative

Office and general administrative expenses were $158,567 and $259,079 for the three and nine months ended September 30, 2024, compared to $491,334 and $1,390,972, respectively, for the comparative periods in the prior year. This represents a decrease of $332,767 or 68% for the three months ended September 30, 2024, and a decrease of $1,131,893 or 81% for the nine months ended September 30, 2024, compared to the equivalent periods in the prior year. This decrease primarily reflects a change in accounting treatment for unbuzzd™ product development costs. In 2023, when unbuzzd™ was in its conceptual phase, approximately $1.3 million of development costs were recorded as general and administrative expenses, comprising approximately $877,000 in medical and scientific development costs through the entity Lucid and $500,000 in commercial viability assessment costs through Quantum. As the product advanced beyond the conceptual phase in 2024, these costs were classified under research and development expenses, resulting in the significant reduction in general and administrative expenses.

Foreign exchange (gain) loss

Foreign exchange loss was $107,952 and $97,810 for the three and nine months ended September 30, 2024, compared to a loss of $512,111 and $108,107, respectively, for the comparative periods in the prior year. This represents a decrease of $404,159 or 79% for the three months ended September 30, 2024, and a decrease of $10,297 or 10% for the nine months ended September 30, 2024, compared to the equivalent periods in the prior year. The primary reason for the change in foreign exchange was the change in the Canadian dollar relative to the US dollar and its impact on financial instruments denominated in the Canadian dollar.

External research and development fees

External research and development fees were $744,802 and $1,803,048 for the three and nine months ended September 30, 2024, compared to $(32,985) and $3,889,139, respectively, for the comparative periods in the prior year. This represents an increase of $777,787 or 2,358% for the three months ended September 30, 2024, and a decrease of $2,086,091 or 54% for the nine months ended September 30, 2024, compared to the equivalent periods in the prior year. Research costs were primarily attributable to the allocation of research costs between entities, where $1.5 million was incurred by Huge Biopharma for the Lucid-MS asset, while the remaining costs were recorded under the Quantum entity, specifically relating to clinical trials conducted by ASPI Select to assess the efficacy of the unbuzzd™ product.

Share-based payments

Share-based payments were $65,424 and $234,691 for the three and nine months ended September 30, 2024, compared to $126,163 and $3,736,091, respectively, for the comparative periods in the prior year. This represents a decrease of $60,739 or 48% for the three months ended September 30, 2024, and a decrease of $3,501,400 or 94% for the nine months ended September 30, 2024, compared to the equivalent periods in the prior year. Share-based payments expense changes based on the variability in the number of options granted, vesting periods of the options, the number of Performance Share Units (“PSUs”) granted, the number of RSUs granted, vesting periods of the PSUs and RSUs, number of warrants granted, vesting periods of the warrants, the grant date fair values of share-based awards, and share-based bonuses issued. The decrease for the period ended September 30, 2024, is primarily related to fewer stock option grants in the current period compared to the prior year period. The majority of options granted in 2023 were canceled during the nine months ended September 30, 2024.

13

Depreciation and amortization

Depreciation and amortization were $120,814 and $377,768 for the three and nine months ended September 30, 2024, compared to $146,810 and $2,384,099, respectively, for the comparative periods in the prior year. This represents a decrease of $25,966 or 18% for the three months ended September 30, 2024, and a decrease of $2,006,331 or 84% for the nine months ended September 30, 2024, compared to the equivalent periods in the prior year. Depreciation and amortization in the current period related to the amortization of intellectual property and right-of-use assets. The decrease from prior year periods is due to the impairment of FSD-PEA and the Innovet license, resulting in lower amortization expense, as these assets were fully impaired during 2023.

Impairment loss

For the three and nine months ended September 30, 2024, the Company recognized an impairment loss of $Nil and $Nil, respectively. For the three and nine months ended September 30, 2023, the Company recognized an impairment loss of $Nil and $4,319,619, respectively, related to licensed compound FSD-201 acquired through the Prismic acquisition and the Company’s license agreement with Innovet Italia S.R.L. (“Innovet”). The impairment loss is related to the termination of any further clinical development of FSD-201 as the Company made a strategic decision to no longer pursue the development.

Interest income

Interest income was $163,868 and $440,816 for the three and nine months ended September 30, 2024, compared to $174,068 and $632,572, respectively, for the comparative periods in the prior year. This represents a decrease of $10,200 or 6% for the three months ended September 30, 2024, and a decrease of $191,756 or 30% for the nine months ended September 30, 2024, compared to the equivalent periods in the prior year. Interest income is primarily comprised of user fees earned on finance receivables generated from the FSD Strategic Investments entity.

(Gain) loss on settlement of debt

During the three and nine months ended September 30, 2024, the Company incurred a gain on settlement of debt of $12,320 and a loss on settlement of debt of $5,156, respectively, related to the shares for debt transaction with arms-length creditors. The prices of shares issued to settled debts were different than the total amounts settled per agreement, thus resulting in gains and losses.

Gain on remeasurement of financial liability

For the three and nine months ended September 30, 2023, the Company recognized a gain of $2,012,093 and $4,939,015, respectively, related to the Contract Research Organization Dispute.

Loss (gain) on change in fair value of derivative liability

In August 2020, the Company issued 2,762,430 Class B Subordinate Voting Shares and 1,381,215 warrants to purchase Class B Subordinate Voting Shares for total cash proceeds of $9,999,997. Each warrant is exercisable to purchase one Class B Subordinate Voting Share of the Company at an exercise price of $4.26 per share and expires five years from the date of issuance.

The fair value of the warrants liability as at September 30, 2024, was $75, resulting in a loss on change in fair value of $74 and gain of $31,263, for the three and nine months ended September 30, 2024, respectively.

The fair value of the warrants liability as of September 2023 was $130,131, resulting in a loss on change in fair value of $8,032 and a gain of $113,211 for the three and nine months ended September 30, 2023, respectively.

Loss on changes in fair value of investments

The Company's various investments are accounted for at fair value through profit or loss, resulting in loss or gain recognition as the fair value fluctuates.

14

SELECTED QUARTERLY INFORMATION

The following table sets forth selected unaudited quarterly statements of operations results for each of the eight quarters commencing October 1, 2022, and ended September 30, 2024. The information for each of these quarters has been prepared on the same basis as the audited annual financial statements for the year ended December 31, 2023, and the financial statements for the three and nine months ended September 30, 2024. This data should be read in conjunction with the audited annual financial statements for the year ended December 31, 2023, and the financial statements for the three and nine months ended September 30, 2024. These quarterly operating results are not necessarily indicative of our operating results for a full year or any future period.

	30-Sep-24	30-Jun-24	31-Mar-24	31-Dec-23	30-Sep-23	30-Jun-23	31-Mar-23	31-Dec-22
	$	$	$	$	$	$	$	$
Interest income	(163,868)	(104,424)	(172,524)	(153,791)	(174,068)	(186,163)	(272,341)	(300,018)
Net loss for the period	(4,015,327)	(3,352,499)	(2,091,425)	(1,651,566)	(1,131,200)	(5,490,293)	(9,957,529)	(6,148,441)
Net loss per share - basic	(4.37)	(0.08)	(0.05)	(0.04)	(0.03)	(0.14)	(0.26)	(0.16)
Net loss per share - diluted	(4.37)	(0.08)	(0.05)	(0.04)	(0.03)	(0.14)	(0.26)	(0.16)

15

FINANCIAL POSITION

As at	September 30,	December 31,
	2024	2023
	$	$	Change $	Change %
ASSETS
Current assets
Cash and cash equivalents	3,120,226	2,757,040	363,186	13%
Other receivables	104,204	228,764	(124,560)	-54%
Prepaid expenses and deposits	150,325	155,413	(5,088)	-3%
Investments	3,485,424	756,100	2,729,324	361%
Finance receivables, net	6,983,513	7,187,988	(204,475)	-3%
	13,843,692	11,085,305	2,758,387	25%

Non-current assets
Equipment, net	64,909	87,583	(22,674)	-26%
Investments	5,926	6,049	(123)	-2%
Right-of-use asset, net	72,374	32,838	39,536	120%
Finance receivables, net	—	907,366	(907,366)	-100%
Intangible assets, net	5,039,901	5,355,687	(315,786)	-6%
Total assets	19,026,802	17,474,828	1,551,974	9%

LIABILITIES
Current liabilities
Trade and other payables	3,307,936	4,195,029	(887,093)	-21%
Lease obligations	72,475	38,650	33,825	88%
Warrants liability	75	31,338	(31,263)	-100%
Notes payable	300,549	300,549	—	0%
	3,681,035	4,565,566	(884,531)	-19%
Total liabilities	3,681,035	4,565,566	(884,531)	-19%

SHAREHOLDERS' EQUITY
Class A Multiple Voting Share capital	151,701	151,622	79	0%
Class B Subordinate Voting Share capital	148,929,236	137,626,863	11,302,373	8%
Warrants	1,997,759	2,723,356	(725,597)	-27%
Contributed surplus	31,128,922	30,225,741	903,181	3%
Foreign exchange translation reserve	833,061	417,341	415,720	100%
Accumulated deficit	(166,750,621)	(157,908,160)	(8,842,461)	6%
Equity attributable to shareholders of the Company	16,290,058	13,236,763	3,053,295	23%
Non-controlling interests	(944,291)	(327,501)	(616,790)	188%
	15,345,767	12,909,262	2,436,505	19%
Total liabilities and shareholders' equity	19,026,802	17,474,828	1,551,974	9%

Assets

Cash and cash equivalents increased by $363,186, or 13%, primarily due to operating activities, GIC purchases, and proceeds from Class B Subordinate Voting Share issuances.

Other receivables decreased by $124,560, or 54%, reflecting improved efficiency in the quarterly sales tax filing process with CRA and Australian authorities, which resulted in accelerated fund collection.

Investments increased significantly by $2,729,201, or 358%, primarily due to GIC purchases made through the FSD Strategic Investments entity.

Current finance receivables decreased by $204,475, or 3%, reflecting various portfolio adjustments, including new additions and client mortgage renewals. The non-renewal portion decreased by $907,366, as all mortgages are now structured with 12-month terms.

The right-of-use assets increased by $39,536, or 120%, as all leases were terminated, except for the current office lease at the main office, which has been renewed for a 12-month term.

Intangible assets decreased by $315,786, or 6%, due to amortization expenses for the nine months ended September 30, 2024.

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Liabilities

Trade and other payables decreased by $887,093, or 21%. This reduction reflects management’s continued focus on liability management and strengthening the Company’s balance sheet position.

The fair value of the warrants liability as of September 30, 2024, was $75 (December 31, 2023 – $31,338), resulting in a gain on change in fair value of $31,263 for the nine months ended September 30, 2024.

Lease liabilities increased due to the recognition of the extended rental lease agreement for the main head office.

Shareholders’ equity

Shareholder’s equity increased $3,053,295 primarily due to:

(i)	a decrease of $725,597 related to warrants expired and canceled during the period;

(ii)	an increase of $415,720 related to the translation of foreign operations; and

(iii)	an increase of $8,842,461 related to net loss for the period; and

(iv)	an increase of $11,302,373 related to Class B Subordinate Voting Shares issued, reflecting new shares issued through the ATM facility for capital raising activities and debt settlement agreements.

Non-controlling interests

Through the License Agreement, Quantum acquired 34.66% of Celly on July 31, 2023. As of September 30, 2024, the Company has a 24.15% (December 31, 2023 – 26.15%) ownership interest in Celly through common shares held in Celly. The non-controlling interest represents the common shares of Celly that are not attributable to the Company.

Non-controlling interests as of September 30, 2024, was as follows:

$
Balance, December 31, 2023	(327,501)
Net loss for the period	(616,790)
Balance, September 30, 2024	(944,291)

LIQUIDITY, CAPITAL RESOURCES AND FINANCING

The general objectives of our capital management strategy are to preserve our capacity to continue operating, provide benefits to our stakeholders and provide an adequate return on investment to our shareholders by continuing to invest in our future that is commensurate with the level of operating risk we assume. We determine the total amount of capital required consistent with risk levels. This capital structure is adjusted on a timely basis depending on changes in the economic environment and risks of the underlying assets. We are not subject to any externally imposed capital requirements.

The financial statements and this MD&A have been prepared on the basis of accounting principles applicable to a going concern, which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations. As at September 30, 2024, the Company has a working capital surplus, however, the Company has incurred negative cash flows and losses since inception and has generated no revenue to date. Failure to arrange adequate financing on acceptable terms and/or achieve profitability may have an adverse effect on the financial position, results of operations, cash flows and prospects of the Company. These factors indicate the existence of a material uncertainty that may cast substantial doubt about the Company’s ability to continue as going concern. The financial statements do not give effect to adjustments to assets or liabilities that would be necessary should the Company be unable to continue as a going concern. Such adjustments could be material.

The financial statements and this MD&A have been prepared on the basis of accounting principles applicable to a going concern, which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations. In making this assessment, management concluded that it has sufficient working capital as of September 30, 2024, to carry out its planned operations over the next twelve months.

The Company is in the preliminary stages of its planned operations and has not yet determined whether its processes and business plans are economically viable. The continuing operations of the Company are dependent upon the ability of the Company to complete the pharmaceutical research and development programs centered on the Company’s development of a treatment for alcohol misuse for application in hospitals and other medical practices and research and development of its lead compound, Lucid-MS.

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Cash flows for the nine months ended September 30, 2024 and 2023

Cash Flows (Used in) Operating Activities

For the nine months ended September 30, 2024, cash used in operating activities was $6,040,717, compared to $9,975,610 in the corresponding period of 2023, representing a 39% improvement. This decrease in cash usage was primarily driven by positive changes in working capital, and lower spending on general and administrative activities and external research and development.

Cash Flows (Used in) Provided by Investing Activities

During the nine months ended September 30, 2024, investing activities resulted in a net cash outflow of $2,747,424, compared to a net outflow of $269,579 in the same period of 2023. The increased investment activity reflected purchases of GIC investments of $3,485,424, partially offset by proceeds from GIC investment redemptions of $738,000.

Cash Flows (Used in) Provided by Financing Activities

Financing activities generated positive cash flows of $9,151,327 for the nine months ended September 30, 2024, compared to cash used of $3,101,372 in the corresponding period of 2023. This significant improvement was primarily driven by successful capital-raising initiatives, with proceeds from the issuance of shares amounting to $9,185,152. The negative cash flow in 2023 was due to share purchases that amounted to $2,957,816.

CONTRACTUAL OBLIGATIONS

We have no significant contractual arrangements other than those noted in our financial statements.

OFF-BALANCE SHEET ARRANGEMENT

We have no off-balance sheet arrangements other than those noted in our financial statements.

TRANSACTIONS WITH RELATED PARTIES

Related parties and related party transactions impacting the accompanying financial statements are summarized below and include transactions with the following individuals or entities:

Key management personnel

Related parties include directors, officers, close family members, certain consultants and enterprises that are controlled by these individuals as well as certain persons performing similar functions.

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company directly or indirectly, including any directors (executive and non-executive) of the Company.

Transactions with related parties are comprised of the following:

a)	Director’s compensation for the three and nine months ended September 30, 2024, was $31,294 and $131,010, respectively (2023 – $38,183 and $142,528).
b)

During the nine months ended September 30, 2024, the Company granted Nil (2023 – 6,154) PSUs to independent members of the Board. As at September 30, 2024, the PSUs had fully vested upon the filing of the Lucid-MS Phase 1 IND on January 6, 2023 and were settled with the issuance of Class B Subordinate Voting Shares.

c)

During the nine months ended September 30, 2024, the Company granted the previous interim CEO, the current CEO, the Chief Operating Officer (“COO”) and the CEO of Lucid, Nil (2023 – 7,692) share options each with an exercise price of C$84.50 and an expiry date of January 25, 2028. All options were fully vested on grant. Each share option can be exercised to acquire one Class B Subordinate Voting Share.

d)

During the nine months ended September 30, 2024, the Company issued 10 Class A Multiple Voting Shares to Xorax and Fortius. Xorax is a trust of which Zeeshan Saeed is a beneficiary and Fortius is controlled by Anthony Durkacz.

e)

During the nine months ended September 30, 2023, the Company entered into a secured loan agreement with the CEO for C$1,200,000, with monthly payments of C$6,000 based on an annual interest rate of 6%. The loan matures on April 26, 2025, and is part of FSD Strategic Investments’ portfolio of loans. The loan is secured by a second charge mortgage on the underlying residential property. During the nine months ended September 30, 2024, the CEO made a mortgage repayment of C$400,000, reducing the original principal balance from C$1,200,000 down to C$800,000.

f)

During the nine months ended September 30, 2023, the Company issued 1,539 warrants for consulting services to certain independent members of the Board of Directors with a fair value of $533,206, prior to them joining the Board of Directors. The Company determined the fair value of the services received could not be measured reliably and determined the fair value using the Black-Scholes model.

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Key management personnel compensation during the three and nine months ended September 30, 2024, and 2023 is comprised of:

	For the three months ended September 30,		For the nine months ended September 30,
	2024	2023	2024	2023
	$	$	$	$
Salaries, benefits, bonuses and consulting fees	1,217,268	374,667	1,693,796	1,047,111
Share-based payments	21,530	—	2,366,146	1,963,983
	1,238,798	374,667	4,059,942	3,011,094

As of September 30, 2024, the Company owed an executive officer $Nil (December 31, 2023 - $140,012) for legal fees incurred by the Company and paid by the executive officer on behalf of the Company. The amount owed is recorded within trade and other payables.

As of September 30, 2024, the Company has $Nil owing to related parties included in accounts payable and accrued liabilities (December 31, 2023 - $Nil).

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from deposits with banks and outstanding other receivables and finance receivables. The Company trades only with recognized, creditworthy third parties.

The Company does not hold any collateral as security for its outstanding finance receivables but mitigates this risk by dealing only with, what management believes to be, financially sound counterparties and, accordingly, does not anticipate significant loss for non-performance. The loans are secured by residential properties and the Company is granted a first or second collateral charge mortgage on the properties for a sum equal to the interest payments plus the principal amount. The Company performs assessments on factors such as: timing of payments, loan to value ratios, communications with the borrower and external macro factors such as interest rates and economic conditions to mitigate risks.

Liquidity risk

Liquidity risk is the risk the Company will not be able to meet its financial obligations as they come due. The Company’s exposure to liquidity risk is dependent on the Company’s ability to raise additional financing to meet its commitments and sustain operations. The Company mitigates liquidity risk by management of working capital, cash flows, the issuance of share capital and if desired, the issuance of debt. The Company’s trade and other payables are all due within twelve months from the date of these financial statements.

If unanticipated events occur that impact the Company’s ability to carry out the planned clinical trials, the Company may need to take additional measures to increase its liquidity and capital resources, including issuing debt or additional equity financing or strategically altering the business forecast and plan. In this case, there is no guarantee that the Company will obtain satisfactory financing terms or adequate financing. Failure to obtain adequate financing on satisfactory terms could have a material adverse effect on the Company’s results of operations or financial condition.

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Market risk

Market risk is the risk the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: foreign currency risk, interest rate risk and other price risk.

•	Foreign currency risk

Foreign currency risk arises on financial instruments that are denominated in a currency other than the functional currency in which they are measured. The Company’s primary exposure with respect to foreign currencies is from Canadian dollar denominated cash and trade and other payables. A 1% change in the foreign exchange rates would not result in any significant impact to the financial statements.

•	Interest rate risk

Interest rate risk is the risk the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s finance receivables are at fixed rates and there are no material long-term borrowings outstanding. The Company is not exposed to interest rate risk as at September 30, 2024.

•	Other price risk

Other price risk is the risk the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices (other than those arising from interest rate risk or currency risk), whether those changes are caused by factors specific to the individual financial instrument or its issuer, or factors affecting all similar financial instruments traded in the market. The Company is not exposed to other price risk as at September 30, 2024.

Fair values

The carrying values of cash, other receivables, trade and other payables and notes payable approximate fair values due to the short-term nature of these items or they are being carried at fair value or, for notes payable, interest payables are close to the current market rates. The risk of material change in fair value is not considered to be significant. The Company does not use derivative financial instruments to manage this risk.

Financial instruments recorded at fair value on the consolidated statement of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The Company categorizes its fair value measurements according to a three-level hierarchy. The hierarchy prioritizes the inputs used by the Company’s valuation techniques. A level is assigned to each fair value measurement based on the lowest-level input significant to the fair value measurement in its entirety. The three levels of the fair value hierarchy are defined as follows:

•	Level 1 – Unadjusted quoted prices as at the measurement date for identical assets or liabilities in active markets.
•

Level 2 – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

•

Level 3 – Significant unobservable inputs that are supported by little or no market activity. The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The fair value hierarchy requires the use of observable market inputs whenever such inputs exist. A financial instrument is classified to the lowest level of the hierarchy for which a significant input has been considered in measuring fair value.

Private company investments measured at fair value are classified as Level 3 financial instruments. The valuation method and significant assumptions used to determine the fair value of private company investments have been disclosed in the financial statements. The Company did not hold any private company investments as of September 30, 2024. During the period, there were no transfers of amounts between levels.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Refer to Note 2 and Note 3 of the audited consolidated financial statements for the fiscal year ended December 31, 2023, for a full discussion of our critical accounting policies and estimates.

OUTSTANDING SHARE DATA

The Company is authorized to issue an unlimited number of Class A Multiple Voting Shares and an unlimited number of Class B Subordinate Voting Shares, all without par value. All shares are ranked equally with regards to the Company's residual assets.

The Class B Subordinate Voting Shares are “restricted securities” within the meaning of such term under applicable Canadian securities laws, as these securities do not carry equal voting rights as compared with the Class A Multiple Voting Shares.

The holders of Class A Multiple Voting Shares are entitled to 276,660 votes per Class A Multiple Voting Share held. Class A Multiple Voting Shares are held by the CEO, President, Co-Chairman of the Board and the Director, Co-Chairman of the Board.

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The Company's outstanding capital was as follows as at the date of this MD&A:

Class A Multiple Voting Shares	12(1)
Class B Subordinate Voting Shares	1,919,400(1)
Share options	42,456
Warrants	130,369

Note:

1.	The Class A Multiple Voting Shares represent approximately 63.37% of the voting rights attached to Quantum's outstanding voting securities.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

A. Disclosure Controls and Procedures

We maintain disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which are designed to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms and that such information is accumulated and communicated to our management, including our CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

Under the supervision and with the participation of our CEO and CFO, our management has evaluated the effectiveness of our disclosure controls and procedures as of September 30, 2024, the end of the period covered by this report. Based on that evaluation, our CEO and CFO concluded that our disclosure controls and procedures were effective as of September 30, 2024.

The effectiveness of our disclosure controls and procedures and our internal control over financial reporting is subject to various inherent limitations, including cost limitations, judgments used in decision making, assumptions about the likelihood of future events, the soundness of our systems, the possibility of human error, and the risk of fraud. Moreover, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions and the risk that the degree of compliance with policies or procedures may deteriorate over time. Because of these limitations, there can be no assurance that any system of disclosure controls and procedures or internal control over financial reporting will be successful in preventing all errors or fraud or in making all material information known in a timely manner to the appropriate levels of management.

B. Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is the process designed by and under the supervision of our CEO and CFO to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of our financial statements for external reporting in accordance with accounting principles generally accepted in the United States of America. Management has evaluated the effectiveness of our internal control over financial reporting using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (2013).

Under the supervision and with the participation of our CEO and CFO, our management has assessed the effectiveness of our internal control over financial reporting as of September 30, 2024, and concluded that it was effective.

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